July 26, 2013

Via EDGAR

Linda Cvrkel

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:                           Iron Mountain Incorporated (the “Company”)

Form 10-K for the year ended December 31, 2012 (the “Form 10-K”)

Filed March 1, 2013

File No. 001-13045

Dear Ms. Cvrkel:

The purpose of this letter is to respond to your letter of July 24, 2013.  Your original letter to us was dated July 1, 2013 and we responded in our letter dated July 11, 2013.  For your convenience, the original staff comment from your July 24, 2013 letter has been repeated in bold typeface, followed by our response.

Quarterly Report on form 10-Q for the Quarter ended March 31, 2013

Note (9)Discontinued Operations, page 42

Italian Operations

1.              We note from your response to our prior comment number 3 that the Company concluded in conjunction with the filing of the Form 10-Q for the quarter ended March 31, 2013 that the income before taxes of $2,712 primarily resulting from the involuntary conversion of property, plant and equipment associated with the Italian Operations was not material to its consolidated financial statements and therefore disclosure of the source of this income before taxes was necessary. As the net of tax amount associated with this involuntary conversion of $2,103 represents in excess of ten percent of your income from continuing operations and net income for the period, we believe some disclosure as to the nature of this income should be provided in MD&A. Please confirm that you will revise MD&A in future filings to explain the nature of this income from discontinued operations including how the amount was calculated or determined.

RESPONSE:

1.              In response to the staff’s comment, the Company will provide the following disclosure describing the nature of the income from discontinued operations associated with our Italian operations, including how the amount was calculated, within both the footnotes to our consolidated financial statements (within the

Discontinued Operations footnote) and within Management’s Discussion and Analysis of Financial Condition and Results of Operations, in our Form 10-Q for the quarter ended June 30, 2013. In future periods, the Company will continue to assess the materiality of income (loss) from discontinued operations and will revise the disclosure below accordingly, based on facts and circumstances, to describe the nature of the income or loss in that given period, to the extent that income or loss is material to our consolidated financial statements:

“During the six months ended June 30, 2013, we recognized income before provision for income taxes of discontinued operations of $2,548 and income from discontinued operations, net of tax of $1,981 associated with our Italian operations. This income primarily represents the recovery of insurance proceeds in excess of carrying value.”

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As requested, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the content of this letter, please do not hesitate to contact me at (617) 535-2767.

Sincerely,
IRON MOUNTAIN INCORPORATED

By:	/s/ Brian P. McKeon
Brian P. McKeon
Executive Vice President and Chief Financial Officer